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                           July 9, 2021

       Beth Hecht, Esq.
       General Counsel
       Xeris Biopharma Holdings, Inc.
       180 N. LaSalle Street, Suite 1600
       Chicago, IL 60601

                                                        Re: Xeris Biopharma
Holdings, Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed July 2, 2021
                                                            File No. 333-257642

       Dear Ms. Hecht:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Laura
Crotty at 202-551-7614 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Joseph C. Theis, Jr.,
Esq.